Mail Stop 3561

February 8, 2007

Louis J. Brothers
President
Valley Forge Composite Technologies, Inc.
50 East River Center Boulevard, Suite 820
Covington, Kentucky 41011

Re: Valley Forge Composite Technologies, Inc.
**   Amendment No. 1 to Registration Statement on Form SB-2**
**   Filed January 26, 2007**
**   File No. 333-138667**

Dear Mr. Brothers,

        We have reviewed your responses to the comments in our letter dated December 8, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Description of Business, page 22

1. Please provide in your filing an extensive description of your electric components business.

2. Please explain to us whether your Japanese customer is an end user or distributor of your electric components.

Balance Sheets, page 32

3. We note the first two orders totaling $692,220 were shipped on January 6, 2006. However, there was no inventory recorded on your balance sheet as of December 31, 2005. Accordingly, explain to us in detail how you were able to obtain then ship within four business days these electronic components. Describe for us in detail these electronic components and provide us with the documentation that supports your purchases and your payments of the components underlying the three shipments.

Note 1: Nature of Business and Summary of Significant Accounting Policies
Accounts Receivable, page 44

4. We note in your response to prior comment 9 that full payment of the outstanding receivable balance is expected to be collected on or before January 31, 2007. Please tell us whether payment has been received and if not, what additional consideration has been given to recording an allowance for this amount in light of the fact that this is the longest period that an amount has been outstanding from your customer.

5. Please provide us copies of the three purchase orders and sales contracts that have been signed by your customer as well as documentation and proof supporting each cash payment that you have received in consideration for these goods.

6. Please provide us the analysis that you prepared prior to shipment of the goods that demonstrated that collectibility of payment was probable. Your prior sales relationship with this customer cannot be used as any support. If you have not prepared a substantive analysis that demonstrated that collectibility was probable, you can only recognize revenue on the basis of cash receipts.

7. We note that the final payment of a sale may occur in excess of one year after the transfer of goods. We believe this fact can introduce significant uncertainty into the collectibility of your accounts receivable and may also add doubt as to the actual contractual terms of your sales of electronic components. Consequently, we believe you should only recognize revenue on the basis of cash receipts. Please revise your financial statements accordingly.

Revenue Recognition, page 44

8. We note your response to prior comment 10 and the expansion of your revenue recognition policy footnote included in your interim financial statements. Please revise to similarly expand your policy in the footnote presented in the audited financial statements.

9. We note your determination that revenue should not be recognized until the earlier of your receipt of written acceptance or 180 days from the receipt of goods by the customer. Although this deferral does not impact your results for the nine months ended September 30, 2006, it does impact the financial information previously made publicly available to your shareholders for the three months ended March 31, 2006 and the six months ended June 30, 2006. As this correction significantly changes the amount of revenue previously reported, the Forms 10-QSB should be amended for these two periods.

10. Please describe for us in detail the testing procedures that are used by your customer and revise your revenue recognition policy to state that revenue is only recognized upon the completion of testing, but not later than 180 days after product shipment.

Warranties

11. In light of the fact that you are preparing to manufacture THOR units in anticipation of receiving the approvals necessary to begin selling the product, you should have an established policy in place for your planned accounting treatment of warranty costs. Please disclose this policy in accordance with APB 22.

Selling and Administrative Expenses

12. Please explain to us why it is appropriate to defer the selling and administrative expenses that you assert are connected to the sale of the electronics components. We believe selling and administrative expenses should be expensed as incurred.

Note 10: Stockholders' Deficit, page 49

13. We note your response to prior comment 13. Please explain in detail in the footnotes to your financial statements for all periods presented the price protection and non-dilution provisions. In addition, explain the basis for your accounting.

Signatures

14. We note that in response to prior comment 16, you have included the signatures for Principal Executive Officer and Principal Financial Officer. However, you have deleted Mr. Brothers' signature in his capacity as the Principal Accounting Officer, which is a required signature. In your next amendment, please have Mr. Brothers sign in his capacity as Principal Accounting Officer, as well as Principal Executive and Principal Financial Officer. Please see the signature requirement of Form SB-2.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Russell C. Weigel, III, Esq.
        Fax: (786)787-0456